August 8, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Stertzel, Kevin Woody, Eranga Dias and Jay Ingram

Re:	Papa Medical Inc. (CIK No. 0002024283) Registration Statement on Form S-1, as amended Initially Filed on November 22, 2024 File No. 333-283405

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Papa Medical Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 a.m., Eastern Time, on August 12, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

US TIGER SECURITIES

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]